June 22, 2012

VIA EDGAR

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
U.S.A.

Re:	ICICI Bank Limited Form 20-F for the fiscal year ended March 31, 2011 Filed September 29, 2011 File No. 001-15002

Dear Ms. Ciboroski:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 20-F as referenced above, set forth in your letter dated June 1, 2012 to Ms. Chanda Kochhar.

We have set forth two sections below. Section A contains our response to the first comment in the letter sent June 1, 2012 which, by reference, requests responses to certain comments from a previous letter sent March 22, 2012. Section B contains responses to the remaining comments in the letter sent June 1, 2012.

Please note that we have provided certain numbers for fiscal 2012 which are still subject to Audit Committee review. We are finalizing our fiscal 2012 U.S. GAAP numbers, so we have put in bullets (•) in the relevant responses. We will supplement this letter with a letter next week that provides these numbers, after the review of our Audit Committee, which is scheduled for next week.

In addition, for ease of reading we have marked changes to disclosures made in our Form 20-F for the fiscal year ended March 31, 2011 with underlines and ~~strikethroughs~~ where the changes were made in response to the questions, and have not so marked minor wording and similar changes.

For your convenience, each of the Staff’s comments is set forth below and followed by our response.

Form 20-F for Fiscal Year Ended March 31, 2011

A. Requested Responses to Certain Comments from March 22, 2012 Letter

1.            Please refer to our previous comments four through 11, 13-18, 20, 22-24, 26, 28-29, and 31-33. As requested, please provide us with a draft of your proposed disclosure revisions that clearly identifies new or revised disclosures.

Response: The drafts of proposed disclosures are given below.

Equity Risk, page 65

4.
You disclose that you control equity risk in the trading portfolio through Value-at-Risk (VaR). Since this appears to be a material indicator of potential risk in your trading portfolio, please revise your disclosures in future filings to disclose the results of your VaR model. Refer to Item 305(a) of Regulation S-K.

Response: We propose to amend our Equity Risk section substantially as set forth below.

“Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2012, we had a total equity investment portfolio of Rs. 29.5 billion, primarily comprising Rs. 10.9 billion of investments by the Bank and Rs. 15.3 billion of investments by our insurance subsidiaries. The equity investments by the Bank include the equity portfolio of our proprietary trading group amounting to Rs. 1.5 billion and other equity investments amounting to Rs. 9.4 billion. These other equity investments are primarily unlisted and long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury.”

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of the Bank, is controlled through a Value-at-Risk (VaR) approach and stop loss limits, as stipulated in the investment policy. VaR measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon. The VaR is calculated using a 99% confidence level and a holding period of one day. We monitor the effectiveness of our VaR model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of VaR only 1% of the time over a one-year period. In fiscal 2012, we experienced hypothetical losses (assuming no intra-day trading) exceeding the VaR estimates on 18 days. Before February 2012, the Bank computed VaR based on factor sensitivities and volatility multipliers.  The hypothetical losses exceeding the VaR estimates were a result of the assumptions we made in estimating the volatility multipliers. To improve the accuracy of our VaR model, as of February 2012, we adopted the Historical Simulation method to calculate VaR, which has improved the estimation of our stock specific risk. To ensure a gradual transition to the new approach, the Bank currently monitors VaR using both VaR approaches and takes the higher of the two numbers for VaR limit monitoring purposes.

The following table sets forth the high, low, average and period-end VaR and daily hypothetical profit/loss (assuming no intra-day trading) for the equity portfolio of the proprietary trading group of the Bank for fiscal 2012:
Rs. in million
	High	Low	Average	As of March 30, 2012
Value-at-Risk(1)	291.3	26.6	109.5	121.9
Daily profit/(loss)	304.6	(219.5)	(7.9)	33.2

(1)   Reflects a combination of VaR calculated using the new Historical Simulation method and the previous model based on factor sensitivities and volatility multipliers, as discussed above.

While VaR is an important tool for measuring market risk under normal market conditions, it has inherent limitations that should be taken into account, including its inability to accurately predict future losses when extreme events are affecting the markets, because it is based on the assumption that historical market data is indicative of future market performance. Moreover, different VaR calculation methods use different assumptions and hence may produce different results, and computing VaR at close of business day would exclude intra-day risk. There is also a general possibility that the VaR model may not fully capture all the risks present in the portfolio.”

Liquidity Risk, page 66

5.
We note your disclosure on page 68 that you have a board approved liquidity stress testing framework, under which you estimate your liquidity position under a range of scenarios. Please expand this disclosure in future filings to discuss the time horizon the stress scenarios measure. Additionally, expand this disclosure to discuss whether the results of these tests indicated that you had sufficient liquidity under each of the stress scenarios performed.

Response: We propose to amend our disclosure on liquidity risk substantially as set forth below.

“The Bank has a board approved liquidity stress testing framework, under which the Bank estimates its liquidity position under a range of stress scenarios, considering possible measures that the Bank could take to mitigate the outflows under each scenario. These scenarios cover bank specific and market-wide stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 28 days. The potential impact on profit of meeting the stress outflows under these scenarios is measured and is subject to a stress tolerance limit specified by the board of directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2012, the results of each of the stress scenarios were within the Board-prescribed limits.”

Collateral - Completion, Perfection and Enforcement, page 76

6.
You disclose that, in general, your loans are over collateralized. Please revise your disclosures in future filings to describe the factors considered in making that assessment. Discuss here, or under your collateral management disclosure on page 159, whether you update loan to value ratios on a regular basis and if so, please revise to disclose how often these ratios are updated. If this process varies by loan type, please provide this disclosure separately by loan type.

Response: We propose to expand our disclosure section titled “Collateral — Completion, Perfection and Enforcement” substantially as set forth below.

“Our loan portfolio largely consists ~~largely~~ of loans to retail customers, including home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans and credit card receivables, project and corporate finance and working capital loans to corporate borrowers and agricultural financing. In general, our loans (other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured) are over-collateralized at the date of loan origination. However, it should be noted that obstacles within the Indian legal system create delays in enforcing collateral—see “Risk Factors— If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.” In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans. The Reserve Bank of India has capped the loan to value ratio at 90% for home loans up to Rs. 2.5 million and at 80% for home loans above Rs. 2.5 million.

Secured consumer loan portfolio

Secured consumer loans for the purchase of assets, such as home loans, automobile loans and office premises loans, are secured by the assets being financed. Depending on the type of borrower and the asset being financed, the borrower may also be required to contribute towards the cost of the asset. Accordingly, the security value is generally higher than the loan amount at the date of loan origination.

For other secured consumer loans, such as loans against property and property overdrafts, we generally require collateral of 125% of the loan amounts at origination.

Commercial loans

We generally require collateral valued at 125%-150% of the loan amounts at origination for commercial loans. Our commercial loans mainly consist of project and other corporate loans. The collateral are immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor.

We generally require collateral valued at 150% of the loan amounts at origination for mortgage loans to non-retail customers such as real estate companies and customers of our lease rental discounting facility. Lease rental discounting is a facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers.

For working capital facilities, current assets of borrowers are taken as collateral. Each borrower is required to declare the value of current assets periodically. The borrower’s drawing limit (the maximum credit available to the borrower) is subject to an internally approved limit that applies to all borrowers. We calculate a borrower’s drawing limits as a certain percentage of the value the collateral, which provides the Bank with an adequate margin of safety.

The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property held as collateral is updated annually and the value of immovable property held as collateral is updated every three years.”

Classification of Loans, page 81

Non-Performing Assets, page 86

7.
We note that changes in non-performing loans is due to several factors, including reclassification to performing, sales, payments and charge-offs, etc. For purposes of clarity so a reader may understand the amounts associated with each factor that contributes to the levels of non-performing loans, please revise future filings to include a tabular roll forward of these loans.

Response: We propose to add a tabular presentation of our non-performing loans, substantially as set forth below.

“The following table sets forth for the periods indicated our gross non-performing asset portfolio.(1)

Particulars	2008	2009	2010	2011	2012
	Rs. in million
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs. 30,000	Rs. 54,954	Rs. 72,201	Rs. 69,462	Rs. 71,778
Addition: New non-performing assets during the year	24,954	35,481	55,834	18,535	18,604
Less:
Upgradations(4)	-	-	(4,176)	(5,817)	(4,927)
Recoveries (excluding recoveries made from upgraded accounts)	-	-	(20,371)	(9,805)	(11,461)
Write-offs	-	(18,234)	(34,026)	(597)	(6,638)
Non-performing assets at the end of the fiscal year	Rs. 54,954	Rs. 72,201	Rs. 69,462	Rs. 71,778	Rs. 67,356

B. Commercial, financial, agricultural and others(5)
Non-performing assets at the beginning of the fiscal year	Rs. 12,200	Rs. 22,483	Rs. 27,188	Rs. 35,923	Rs. 39,641
Addition: New non-performing assets during the year	12,650	16,451	18,717	14,561	17,183
Less:
Upgradations(4)	(200)	(2,967)	(2,480)	(1,765)	(3,485)
Recoveries (excluding recoveries made from upgraded accounts)	(1,953)	(6,822)	(6,511)	(7,806)	(7,995)
Write-offs	(214)	(1,957)	(991)	(1,272)	(5,671)
Non-performing assets at the end of the fiscal year	Rs. 22,483	Rs. 27,188	Rs. 35,923	Rs. 39,641	Rs. 39,673

C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs. 357	Rs. 526	Rs. 532	Rs. 436	Rs. 156
Addition: New non-performing assets during the year	170	14	-	-	-
Less:
Upgradations(4)	-	-	(96)	-	-
Recoveries (excluding recoveries made from upgraded accounts)	(1)	(8)	-	(280)	(61)
Write-offs	-	-	-	-	-
Non-performing assets at the end of the fiscal year	Rs. 526	Rs. 532	Rs. 436	Rs. 156	Rs. 95

D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs. 42,557	Rs. 77,963	Rs. 99,921	Rs. 105,821	Rs. 111,575
Addition: New non-performing assets during the year	37,774	51,946	74,551	33,096	35,787
Less:
Upgradations(4)	(200)	(2,967)	(6,752)	(7,582)	(8,412)
Recoveries (excluding recoveries made from upgraded accounts)	(1,954)	(6,830)	(26,882)	(17,891)	(19,517)
Write-offs	(214)	(20,191)	(35,017)	(1,869)	(12,309)
Non-performing assets at the end of the fiscal year(5)	Rs. 77,963	Rs. 99,921	Rs. 105,821	Rs. 111,575	Rs. 107,124

(1)   Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.
(2)   For “Consumer loans” in fiscal 2008 and 2009, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which are included in the "Write-offs" row. From fiscal year-end 2010 onwards, for “Consumer loans”, the difference between the opening and closing balances has been further bifurcated into additions, upgradations and recoveries made during the year. For “Credit card receivables” in all years displayed, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which are included in the "Write-offs" row.
(3)   Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.
(4)   Represents accounts that were previously classified as non-performing but have been upgraded to performing.
(5)   Includes working capital finance.”

8.	Please revise your future filings to include disclosure of any potential problem loans. Refer to Item III.C.2 of Industry Guide 3.

Response: We propose to add disclosure on potential problem loans substantially as set forth below.

“When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At March 31, 2012, the Bank had Rs. ● million in potential problem loans, which were not classified as non-performing or restructured assets. The Group closely monitors these loans and the borrowers of these loans for compliance with the loan repayment terms. The Group also similarly monitors past-due loans and below-investment grade loans, as discussed in Schedule 18B to the consolidated financial statements.”

Provision for Loan Losses, page 89

9.	Please revise your tabular disclosure in future filings to present the charge-offs and recoveries recorded for each individual loan category. Refer to Instruction (3) of Item IV.A of Industry Guide 3.

Response: We propose to add a tabular presentation of provision for loan losses, substantially as set forth below.

“The following table sets forth for the periods indicated, the provisions for our non-performing asset portfolio.(1)

Particulars	At March 31, 2008	At March 31, 2009	At March 31 2010	At March 31, 2011	At March 31, 2012
	Rs. in million
A. Consumer loans & credit card receivables(2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs. 15,964	Rs. 31,003	Rs. 40,674	Rs. 42,087	Rs. 56,507
Add: Provision made during the year	15,039	30,924	36,028	19,696	13,839
Less: Provision utilized for write-off	-	(18,234)	(33,470)	(617)	(6,808)
Less: Write-back of excess provision	-	(3,019)	(1,145)	(4,659)	(6,610)
Aggregate provision for loan losses at the end of the year	Rs. 31,003	Rs. 40,674	Rs. 42,087	Rs. 56,507	Rs. 56,928

B. Commercial, financial, agricultural and others(4)
Aggregate provision for loan losses at the beginning of the year	Rs. 5,677	Rs. 9,373	Rs. 11,654	Rs. 16,834	Rs. 22,838
Add: Provision made during the year	4,615	5,155	8,617	9,466	8,548
Less: Provision utilized for write-off	(412)	(1,965)	(636)	(759)	(4,755)
Less: Write-back of excess provision	(507)	(909)	(2,801)	(2,703)	(3,780)
Aggregate provision for loan losses at the end of the year	Rs. 9,373	Rs. 11,654	Rs. 16,834	Rs. 22,838	Rs. 22,851

C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs. 103	Rs. 198	Rs. 252	Rs. 162	Rs. 156
Add: Provision made during the year	96	54	-	80	-
Less: Provision utilized for write-off	-	-	-	-	-
Less: Write-back of excess provision	(1)	(0)	(90)	(86)	(61)
Aggregate provision for loan losses at the end of the year	Rs. 198	Rs. 252	Rs. 162	Rs. 156	Rs. 95

D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs. 21,744	Rs. 40,574	Rs. 52,580	Rs. 59,083	Rs. 79,501
Add: Provision made during the year	19,750	36,133	44,645	29,242	22,387
Less: Provision utilized for write-off	(412)	(20,199)	(34,106)	(1,376)	(11,563)
Less: Write-back of excess provision	(508)	(3,928)	(4,036)	(7,448)	(10,451)
Aggregate provision for loan losses at the end of the year	Rs. 40,574	Rs. 52,580	Rs. 59,083	Rs. 79,501	Rs. 79,874

(1)   Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.
(2)   For “Consumer loans” in fiscal 2008 and 2009, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which are included in the "Less: Provision utilized for write-off" row. From fiscal year-end 2010 onwards, for “Consumer loans”, the difference between the opening and closing balances has been further bifurcated into additions, write-offs and write-back of excess provision made during the year. For “Credit card receivables” in all years displayed, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which are included in the "Less: Provision utilized for write-off" row.
(3)   Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.
(4)   Includes working capital finance.”

10.
On page 90, you disclose that you “experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 due to the measures initiated by the bank to curb delinquencies and improved collection practices from the second half of fiscal 2009.” Please revise your future filings to provide a general description of what these measures are and how you improved your collection practices.

Response: We propose to expand our disclosure on provision for loan losses substantially as set forth below.

“Provision for loan losses for consumer loans and credit card receivables decreased from Rs. 29.1 billion during fiscal 2010 to Rs. 15.0 billion during fiscal 2011. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007, driven by growth in household incomes, decline in interest rates and the increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. While additions to gross non-performing assets in our retail portfolio remained high in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 due to the measures initiated by the Bank to curb delinquencies and improve collection practices from the second half of fiscal 2009.

The Bank strengthened loan eligibility requirements for retail loans, reduced emphasis on unsecured lending and realigned credit limits for certain credit card holders. The Bank improved its collection practices by integrating collections across products and using technology more efficiently. In addition, the Bank increased its customer-facing call center operations, its interactions through local dialects and regional languages and its use of early reminders of the amounts due by the borrowers. The Bank resolves disputed claims of certain delinquent borrowers through alternative dispute resolution techniques such as mediation and through centralization of certain legal processes.”

Selected Consolidated Financial and Operating Data, page 103

Operating Results Data, page 104

11.
In your tabular disclosure of selected financial data disclosed on page 106, you present cost-to-income and cost-to-assets ratios. From your description of these measures in footnotes nine and ten to the table, it appears that these may be non-GAAP measures as defined by Item 10(e) of Regulation S-K. Please tell us how you concluded that these disclosures were not required. Alternatively, please provide these disclosures in future filings.

Response: To comply with Item 10(e) of Regulation S-K, we will present the cost-to-income and cost-to-average assets ratios on an Indian GAAP basis. Thus, we propose to amend our disclosure substantially as set forth below.

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2007	2008	2009	2010	2011
	(in millions, except percentages)
* * *
Cost-to-income ratio(9)	76.04%	78.88%	74.83%	71.35%	74.08%
Cost-to-average assets ratio(10)	5.54%	6.20%	5.75%	5.62%	6.07%

* * *

(1)
Rupee amounts at year-end fiscal 2011 have been translated into U.S. dollars using the exchange rate of Rs. 44.54 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2011.

(9)	Represents the ratio of non-interest expenses to total income.
(10)	Represents the ratio of non-interest expenses to average total assets.

Capital Commitments, page 151

13.
We note that you have not included some of your long-term obligations within the contractual obligations table. For example, it would appear that your insurance contract liabilities of Rs. 644 billion, term deposits and pension payments represent future cash obligations. We believe the inclusion of these liabilities in the contractual obligation table will provide investors with a clear snapshot of your anticipated liquidity requirements. As such, please revise your contractual obligation table in future filings to include these items, as well as any other long-term obligations that will require cash payment in the future.

Response: We will expand our disclosure on contractual obligations. The updated disclosure will be substantially as set forth below.

“The following table sets forth certain contractual obligations at year-end fiscal 2011.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	976,087	Rs.	185,945	Rs.	262,950	Rs.	114,511	Rs.	412,681
Time deposits		1,503,708		1,109,713		341,810		40,514		11,671
Life-insurance obligations(1)		1,227,557		(48,567)		(189,878)		(135,588)		1,601,590
Gratuity obligations(2)		8,948		642		1,408		1,792		5,106	(3)
Pension obligations(2)		8,192		713		1,511		1,666		4,302	(3)
Operating lease obligations		6,436		1,437		2,464		1,270		1,265
Guarantees
Financial guarantees		244,250		161,023		52,838		28,447		1,942
Performance guarantees		610,610		269,984		215,251		86,936		38,439
Total	Rs.	4,585,788	Rs.	16,80,890	Rs.	688,354	Rs.	139,548	Rs.	20,76,996

1.
The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2011 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cashflows, such as expenses.

2.	Based on actuarial assumptions.
3.	Based on outflow estimates between five years and up to ten years.

Time deposits:

Time deposits represent deposits with fixed maturity terms. Generally, time deposits can be withdrawn by the depositors any time before maturity subject to certain prepayment charges.

Life insurance obligations:

Life insurance obligations primarily include liabilities for life insurance policies, including both unit-linked and non-linked policies.

A unit-linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. The liability for unit-linked life insurance policies is equal to the net asset value of the units in each policy as of the valuation date. Certain of our unit-linked life insurance policies carry financial payout guarantees, and the liability for these policies takes into account both the net asset values of the units and these guarantees.

The liability for non-linked life insurance policies is calculated using the gross premium method using assumptions for interest, mortality, expense and inflation. This method is used for both participating and non-participating policies; however, for participating policies, the method also uses assumptions for future bonuses, together with allowances for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

Gratuity obligations:

The Group provides gratuity, a defined benefit retirement plan covering all employees who retire or resign after a minimum prescribed period of continuous service. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and the years of employment with the Group.

The gratuity benefit is provided to employees either through an in-house fund or separate funds managed by Life Insurance Corporation of India Limited and ICICI Prudential Life Insurance Company Limited. The Group is responsible for settling the gratuity obligation through contribution to these funds.

Pension obligations:

The Bank provides pensions—deferred retirement plans—covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for monthly pension payments to these employees when they retire. These payments are based on the respective employee’s years of service with the Bank and applicable salary and also include a cost of living adjustment. Pension funds for employees in service who previously worked at erstwhile Bank of Madura, erstwhile Sangli Bank or erstwhile Bank of Rajasthan are managed in an in-house trust and the liability is funded as per actuarial valuation.

Pursuant to a master policy, the Bank purchases annuities from LIC and ICICI Prudential Life Insurance Company Limited for the benefit of employees upon their retirement. These annuities provide the pension payments to retired employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.”

Capital Resources, page 153

Liquidity Risk, page 156

14.
Please revise your future filings to disclose the impact of a credit downgrade on your ability to access funding. Discuss whether you would experience increased collateral requirements and if so, discuss the impact of those requirements on your ability to access funding.

Response: We propose to expand our liquidity risk disclosure under the ‘Capital Resources’ section, substantially as set forth below.

“The successful management of credit, market and operational risk is an important consideration in managing our liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

As mentioned in the risk factors, the rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term transactions, and derivatives transactions, or retain our customers.

Changes in or withdrawal of the Bank’s credit rating will not increase the amount of collateral that the Bank is required to post with counterparties. When Indian banks, including the Bank, engage in collateralized borrowing, they borrow from the Reserve Bank of India and through the Clearing Corporation of India Limited, a centralized clearing counterparty. When Indian banks borrow from the Reserve Bank of India, collateral is typically statutory liquidity ratio-eligible investments, such as central or state government securities. In general, the face value of collateral given for any such loan is higher than the value of the loan. This difference is referred to as a haircut. The haircut for all such securities borrowed from the Reserve Bank of India is stipulated by the Reserve Bank of India and is not based on the credit rating of the borrower. Similarly, Clearing Corporation of India Limited’s margin requirement is based on maturity and certain other factors, but not on the credit ratings of the borrower. In addition, the Bank generally does not engage in derivative or swap transactions that require the Bank to increase its collateral if the Bank’s credit rating is downgraded. As such, any reduction in or withdrawal of the Bank’s credit ratings will not impact the Bank’s collateralized borrowing operations.

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 2% of the total borrowings of the Bank at March 31, 2012. If an international rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain outstanding principal amounts of these borrowings, and for certain borrowings, the Bank would be required to renegotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount on the loan.”

15.
We note your disclosure that you maintain a portfolio of liquid assets and also monitor your net liquid assets as part of your liquidity management function. In future filings please expand this disclosure to show the calculation of liquid assets and net liquid assets, both at the balance sheet dates, and the average amounts outstanding during the periods. Additionally, please expand the discussion to provide the amount of unutilized repurchase/refinance lines which are fully available as of the balance sheet date, with a discussion of the situations where you may be unable to access the uncommitted facilities.

Response: We propose to expand our liquidity risk disclosure under the ‘Capital Resources’ section, substantially as set forth below.

“We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. We also have recourse to the liquidity adjustment facility, marginal standing facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. Our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

Our gross liquid assets consist of nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements and liquidity adjustment facility), corporate bonds (rated AA and above), other money market investments such as commercial paper and certificate of deposits and mutual fund investments. We deduct our short-term borrowings (borrowings with maturity up to 28 days) from the aggregate of these assets to determine our net liquid assets. In addition to aforementioned liquid assets, the Bank has access to other reliable sources of liquidity such as unutilized repurchase / refinance lines from the Reserve Bank of India.

The Bank maintains a significant portion of its demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires the Bank to maintain an average percentage of its demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day periods. At March 31, 2012, the cash reserve ratio requirement percentage was 4.75%. In addition, cash reserves may not fall below 70% of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires the Bank to maintain a certain percentage of demand and time liabilities in certain prescribed, liquid investments. At March 31, 2012, the statutory liquidity ratio requirement percentage is 24%. The Bank generally holds more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At various overseas branches of the Bank, certain reserves are maintained pursuant to local regulations. The Bank has complied with these local reserve requirements during fiscal 2012.

The Bank maintains liquid assets in excess of what is required by Statutory Liquidity Ratio and Cash Reserve Ratio. Throughout fiscal 2012, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

Following table indicates the details of components of average and balance sheet date liquid assets of the Bank:
Rupees in billion
	At March 31, 2011	At March 31, 2012	Fortnightly average for fiscal 2012
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement and liquidity adjustment facility(1)	650.5	704.2	719.0
Balance with central banks and current accounts with other banks	196.6	184.2	170.8
Other liquid assets	337.1	355.0	307.9
Gross liquid assets	1,184.2	1,243.4	1,197.7
(less) Short term borrowings	0.7	0.2	7.3
Net liquid assets	1,183.5	1,243.2	1,190.4

(1)    For the purposes of above table, borrowings on account of repurchase agreement and liquidity adjustment facility are netted-off from the statutory liquidity ratio eligible investments and other government securities. From April 1, 2010, repurchase and reverse repurchase transactions (other than transactions made by the Bank under the Liquidity Adjustment Facility with the Reserve Bank of India) are accounted as borrowing and lending transactions in financial accounting. From the last three months of fiscal 2012 (i.e., through March 31, 2012) the repurchase and reverse repurchase transactions with the Reserve Bank of India under the Liquidity Adjustment Facility are also accounted for as borrowings and lendings in financial accounting. Accordingly, statutory liquidity ratio eligible investments and other government securities reflected in financial statements are gross of such borrowings.

As described in table above, the Bank held net liquid assets totaling about Rs. 1,243.2 billion at March 31, 2012, as compared to Rs. 1,183.5 billion at March 31, 2011. These figures include statutory liquidity ratio eligible investments, cash reserve ratio balances with the Reserve Bank of India and reserves held by overseas branches pursuant to local regulations. During fiscal 2012, the Bank held fortnightly average net liquid assets of about Rs. 1,190.4 billion.

Besides the amounts included in net liquid assets above, at March 31, 2012, the Bank also held other fixed-income non-government securities totaling about Rs. 113.4 billion, as compared to Rs. 95.3 billion at March 31, 2011.

The Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to such repurchase and reverse repurchase agreements, known as the repo rate and reverse repo rate, respectively. The liquidity adjustment facility is available throughout the year. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities it holds in excess of statutory requirement.

In addition to liquidity adjustment facility, Reserve Bank of India has a marginal standing facility, available to certain eligible banks, including ICICI Bank. Under the facility, eligible banks can borrow overnight up to 2% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. (In April 2012, the Reserve Bank of India increased the amount that eligible banks, including the Bank could borrow, from 1% to 2% of net demand and time liabilities.) The rate of interest on amounts accessed through this facility is 100 basis points above the liquidity adjustment facility repo rate mentioned above.

The Reserve Bank of India also gives Indian banks, including the Bank, access to certain refinance facilities that allow banks to borrow at the repo rate from Reserve Bank of India when those banks have made loans to borrowers for specified activities.

At March 31, 2012, the Bank was eligible to borrow Rs. 63.21 billion through liquidity adjustment facility, marginal standing facility and the Reserve Bank of India refinance facilities, in addition to amounts that were already borrowed from these facilities. In April 2012, the Reserve Bank of India increased the amount that eligible banks, including the Bank could borrow, from 1% to 2% of net demand and time liabilities, as discussed above. Accordingly, at May 31, 2012, the Bank was eligible to borrow Rs. 119.53 billion through liquidity adjustment facility, marginal standing facility and the Reserve Bank of India refinance facilities, in addition to amounts that were already borrowed from these facilities.

The Reserve Bank of India uses the liquidity adjustment facility, the marginal standing facility and its refinance facilities to implement monetary policy. In addition, the Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access via the liquidity adjustment facility on any day on a proportionate basis for all banks. If the Reserve Bank of India changes its policies, the changes could affect the operations of these facilities and could inhibit Indian banks’, including the Bank’s, access to these facilities.”

16.
We note your disclosure on page 158 that there are restrictions on the use of liquidity maintained by your UK and Canada subsidiaries to meet your overall liquidity needs. In future filings, please disclose whether you have complied with the minimum requirements throughout each of the years. Please also clarify whether there are minimum liquidity pool requirements or liquidity buffer requirements that must be maintained by any of your foreign subsidiaries, and if so, please disclose those minimum levels and the actual levels held by those entities.

Response: We propose to expand our liquidity risk disclosure under the ‘Capital Resources’ section, substantially as set forth below.

“There are restrictions on the use of liquidity maintained by our UK and Canada subsidiaries to meet ~~our~~ the overall liquidity needs of the Group. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% on tier I and tier II capital (as defined under Canadian regulations), on the credit exposure to any single entity or a group of connected counterparties. ICICI Bank Canada, our Canadian subsidiary has internally capped this credit exposure at 50% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to ICICI Group. The Financial Services Authority of the United Kingdom has prescribed a limit of 25% of the large exposure capital base, on the exposure to an individual counterparty (or a group of connected counterparties). The large exposure capital base is calculated as the sum of allowable tier I and tier II capital less any deductions required by the Financial Services Authority. ICICI Bank UK has a large exposure capital base of US$ 1.1 billion at year-end fiscal 2012, resulting in a limit of US$ 278 million.

During fiscal 2012, ICICI Bank Canada and ICICI Bank UK have complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank and other Group entities.

Canadian regulations impose no liquidity pool requirements or liquidity buffer requirement on regulated Canadian banks, including ICICI Bank Canada. However, The Office of the Superintendent of Financial Institutions expects each such bank to have an internal liquidity policy articulating and defining the role of liquid assets within the overall liquidity management system for the bank and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a liquidity management policy and market risk management policy that are approved by its board of directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “Up to 30 days” maturity bucket. These limits are monitored monthly. ICICI Bank Canada has complied with these requirements throughout fiscal 2012.

The Financial Services Authority classifies ICICI Bank UK as an individual liquidity adequacy standards firm, which means it is required to meet certain quantitative requirements set out in the Prudential sourcebook for Banks, Building Societies and Investment Firms. In addition, the Financial Services Authority has issued liquidity guidelines that ICICI Bank UK is expected to meet beginning June 27, 2012. The liquidity guidelines specify the quantity of liquid assets (in any currency that the Financial Services Authority deems material in respect of ICICI Bank UK and also on an all currency combined basis) that the Financial Services Authority believes is appropriate for ICICI Bank UK to hold. ICICI Bank UK expects to be in compliance with the requirements of the liquidity guidelines when they become effective.

The Central Bank of Russia requires banks in Russia to maintain a reserve that is deposited with the Central Bank of Russia based on a certain percentage of the banks’ liabilities. The Central Bank of Russia also requires banks in Russia to comply with certain limits on regulatory ratios relating to liquidity mismatches, especially to liquidity mismatches that may occur due to net outflows in the “next day,” “up to 30 days,” and “more than 1 year” maturity buckets. ICICI Bank Eurasia LLC, the Bank’s wholly owned subsidiary in Russia, has complied with these requirements throughout fiscal 2012.”

Consolidated Financial Statements, page F-1

Schedules forming part of the Consolidated Accounts, page F-20

Schedule 18: Notes Forming Part of the Accounts, page F-36

9. Staff Retirement Benefits, page F-47

17.
Your assumption of the salary escalation rate decreased to 1.5% in 2011 from 7.0% in 2010 under Indian GAAP, but for US GAAP purposes for similar plans the rate of compensation increases appears to remain at 7% per your disclosure on page F-119. Please revise your future filings, either here or in management’s discussion and analysis, to discuss the factors driving the change in assumption and the impact that the change in assumption had on the related expense.

Response:

The tabular presentation regarding staff retirement benefits under Indian GAAP on pages F-47 and F-48 of Form 20-F for fiscal 2011 shows that net pension costs increased from Rs. 106.4 million in fiscal 2010 to Rs. 1,053.4 million in fiscal 2011. This increase was primarily due to the addition of employees of the Bank of Rajasthan. Pension benefits are available to employees who were employed by The Bank of Rajasthan Ltd, Sangli Bank Ltd. and Bank of Madura. Pension benefits are determined based on salary scales that are fixed in periodically negotiated agreements between the Indian Banking

Association (representing the management of banks) and labor unions. Based on the Bank’s updated estimation of pension benefits arising from these agreements, the Bank has revised the escalation rate on basic salary from 7.0% in fiscal 2010 to 1.5% in fiscal 2011. The escalation rate on dearness allowance has remained unchanged at 7% during these periods. Dearness allowance is a cost of living adjustment amount paid to employees, and is set by the Indian government.

The disclosure of assumptions under Indian GAAP, on page F-48, represents period-end assumptions and thus reflects the change in salary escalation rate on basic salary from 7% to 1.5%. The two tables on page F-119 present the assumptions under U.S. GAAP used to determine the net periodic benefit cost and the benefit obligations, respectively. The net periodic benefit cost is based on previous year-end assumptions and appropriately presents the rate of increase in compensation levels at 7% for both basic salary and dearness allowance. However, benefit obligations are based on period-end assumptions; the disclosure of assumptions for benefit obligations should have indicated that the rate of increase in compensation levels comprised basic salary (1.5%) and dearness allowance (7%). We will disaggregate this data in our future filings. However, the net periodic benefit cost and benefit obligations, as well as other numbers presented in the disclosures on pages F-48 and F-119, remain unaffected by the presentation of this information on an aggregated basis instead of a disaggregated basis.

We will enhance management’s discussion and analysis in our future filings to discuss the factors driving the change in assumption and the impact that the change in assumption had on the related expense. We propose to enhance the disclosure, substantially as set forth below.

“Payments to and provision for employees

The Group’s employee expenses increased by 19.4% from Rs. 36.8 billion in fiscal 2010 to Rs. 43.9 billion in fiscal 2011, primarily due to an increase in employee expenses of ICICI Bank offset, in part, by a decrease in employee expenses of insurance subsidiaries and the home finance subsidiary. The employee base, including sales executives, employees on fixed term contracts and interns, increased from 74,056 at year-end fiscal 2010 to 79,978 at year-end fiscal 2011. The increase in the employee base was due to the addition of employees of the Bank of Rajasthan and the conversion of sales executives to full time employees of ICICI Bank. We expect an increase in the number of employees of ICICI Bank in view of the anticipated growth in our business.

ICICI Bank’s employee expenses increased by 46.1% from Rs. 19.3 billion in fiscal 2010 to Rs. 28.2 billion in fiscal 2011. Employee expenses increased primarily due to the addition of employees of the Bank of Rajasthan, the annual increase in salaries, the provision for payment of performance bonuses and performance-linked retention pay during the period, and an increase in the employee base, including sales executives, employees on fixed term contracts and interns, from 41,068 employees at year-end fiscal 2010 to 56,969 employees at year-end fiscal 2011. Pension costs increased from Rs. 106.4 million in fiscal 2010 to Rs. 1,053.4 million in fiscal 2011, primarily on account of addition of employees of the Bank of Rajasthan. Pension benefits are available to the employees who were employed by The Bank of Rajasthan Ltd, Sangli Bank Ltd. and Bank of Madura. Pension benefits are determined based on salary scales which are fixed in periodically negotiated agreements between the Indian Banking Association (representing the management of banks) and employee unions. Based on the Bank’s updated estimation of pension benefits arising from these agreements, the Bank has revised the salary escalation rate on basic salary from 7.0% in fiscal 2010 to 1.5% in fiscal 2011. The change in assumption has resulted in a lower pension cost by Rs. 111.1 million in fiscal 2011.

The increase in ICICI Bank’s employee expenses was partly offset by a decrease in employee expenses in certain of our subsidiaries. The employee expenses for ICICI Prudential Life Insurance Company decreased by 6.6% from Rs. 9.1 billion in fiscal 2010 to Rs. 8.5 billion in fiscal 2011, due to a decrease in the employee base from 20,295 at year-end fiscal 2010 to 13,393 at year-end fiscal 2011. The employee expenses for ICICI Lombard General Insurance Company decreased by 6.9% from Rs. 2.9 billion in fiscal 2010 to Rs. 2.7 billion in fiscal 2011, due to a decrease in the employee base from 4,650 at year-end fiscal 2010 to 4,264 at year-end fiscal 2011.”

Schedules forming part of the Consolidated Financial Statements, page F-58

13. Derivatives, page F-71

18.
We note your disclosure on page F-73 that certain of your derivative instruments contain credit-risk-related contingent features that would require you to make payments to the counterparty in the case of various credit events like bankruptcy, insolvency, payment default and delinquency of the underlying asset. Please revise future filings to provide the disclosures outlined in ASC 815-10-50-4H(c)-(f).

Response: We propose to expand our disclosure on derivatives, substantially as set forth below.

The Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The portfolio has exposure to corporate and financial institutions as the underlying reference entities and has an average maturity of less than two years. These instruments, which contain credit-risk-related contingent features, require the Group to make payments to the counterparty in case of various credit events like bankruptcy, insolvency, payment default and delinquency of the underlying asset.

The Group has transacted in such structures in order to benefit from the possible higher yields, with a good understanding of the risks associated with the reference entities underlying the structures and the flexibility to select tenors for exposures as compared to cash products, amongst others. The risk with respect to such products is governed by our limit structure, which stipulates the size of the portfolio, rating profile, tenor, etc.

The notional principal amount of these credit derivatives outstanding at March 31, 2011, excluding accrued interest of Rs. 297.8 million, was Rs. 18,157.7 million in funded instruments and Rs. 29,417.7 million in non-funded instruments, which includes Rs. 223.0 million of credit protection bought by the Group. In the case of funded instruments, the Group deposits an amount with the protection buyer for protection sold in accordance with the contractual terms. The net mark-to-market loss on the portfolio at March 31, 2011, determined based on internal models using inputs from market sources such as Bloomberg/Reuters and Fixed Income Money Markets & Derivatives Association of India, was Rs. 708.5 million, which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realized gains/losses during the year ended March 31, 2011 was a net profit of Rs. 182.3 million. At March 31, 2011, the Group’s maximum amount of future payments was Rs. 47,352.4 million. Based on historical experience, the Group believes that the potential losses for credit protection sold will be less than the maximum amount of future payments. The Group, as the seller of credit default swaps protection, is entitled to receive the underlying obligation (which can be in the nature of bonds or loans of the reference entity) from the protection buyer in the case of a credit default.

At March 31, 2011, the fair value of non-funded credit derivatives that were in a net liability position was Rs. 271.6 million. For these credit derivatives, the Group did not post any collateral to counterparties. If the credit-risk-related contingent features underlying these instruments had been triggered on March 31, 2011, the Group would not have been required to post any additional collateral to counterparties; but we would have been required to pay Rs. 29,194.7 million (the notional principal amount and unwinding cost) to settle the instruments immediately. At March 31, 2011, the gross mark-to-market loss on funded credit derivatives was Rs. 523.0 million. The Group had posted collateral of Rs. 18,157.7 million (the notional principal amount) for these funded credit derivatives. If the credit-risk-related contingent features underlying these instruments had been triggered on March 31, 2011, the Group would not have been required to post any additional collateral to counterparties; but the collateral already posted would have been utilized to settle the instruments immediately.

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Group covers these exposures in the inter-bank market. At March 31, 2011, the net open position on this portfolio was nil with mark-to-market gain of Rs. 27.8 million at that date, which has been provided for through profit and loss account. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2011 was Rs. 518.1 million. With reference to such instruments, the Bank does not place any collateral with the counterparties.  The aggregate amount needed to settle such credit instruments immediately if the credit risk related contingent features were triggered at March 31, 2011 would have been Rs. 9,471.1 million.

20. Differences between Indian GAAP and US GAAP, page F-87

2. Stockholders’ equity reconciliation, page F-88

20.
We note your disclosure of the Rs. 33,151.8 million reconciling difference between Indian GAAP and US GAAP related to business combinations. This difference represents a Rs. 31,011.5 million increase from the difference at March 31, 2010 and contrasts with a small difference due to business combinations noted in the net income reconciliation on page F-87. We note your disclosure on page F-92 that the difference may be due, at least in part, to the fact that the difference between the purchase consideration and the fair value of net assets acquired was added to reserves under Indian GAAP versus recognized as goodwill and other intangible assets under US GAAP. However, per your disclosure on page F-9, it appears that this amount may only be Rs. 2,098.0 million. Your disclosure on page F-92 also indicates that other differences drive the reconciling item under US GAAP, including merger expenses, employee retirement benefit expense and deferred taxes. Given the significance of the adjustment to the stockholders’ equity reconciliation, in future filings please enhance your disclosure to separately quantify the drivers of the difference and expand your discussion of the cause of the differences in policy under US GAAP and Indian GAAP.

Response: We propose to expand our disclosure on business combinations, substantially as set forth below.

“During fiscal 2011, ICICI Bank acquired Bank of Rajasthan Limited through an exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India’s approved scheme of merger. Under Indian GAAP, the purchase consideration was determined to be Rs. 341.8 million based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, at Rs. 32,929.6 million. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan in fiscal 2011.”

Please note that the difference of Rs. 32,682.7 million, together with the net income reconciliation difference of Rs. (1,671.2) million relating to business combinations, corresponds to the increase in difference of Rs. 31,011.5 million during fiscal 2011.

22.
Please revise your future filings to provide a description of how management considers historical losses and existing economic conditions in estimating your allowance for loan losses for US GAAP purposes by portfolio segment. Refer to 310-10-50-11B(a)(1).

Response:  We propose to amend our disclosure on allowance for loan losses substantially as set forth below.

“Allowances on other impaired loans

The difference related to the provision for loans classified as other impaired under U.S. GAAP arises from differences in conclusions as to whether loans are impaired and a difference in methodology applied in calculating the allowance for loan losses under U.S. GAAP and Indian GAAP.

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 10.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are ab-initio unsecured. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be written off or provided for.

~~Under U.S. GAAP, larger balance, non-homogenous commercial loans exposures representing significant individual credit exposures (both funded and non-funded), are evaluated on the basis of borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral. Each portfolio of smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans is evaluated for impairment in the aggregate. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analyses.~~

Under U.S. GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are individually evaluated. The evaluation includes considerations of both qualitative and quantitative criteria, including but not limited to, the account conduct, future prospects, repayment history and financial performance. Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. In addition to the detailed review of significant individual credit exposures, we also classify our loans based on the overdue status of each account, based on which a loan is classified as impaired if principal or interest has remained overdue for more than 90 days. The Bank establishes specific allowances for each impaired larger balance, non-homogenous exposure based on either the present value of expected future cash flows or in case of a collateral dependent loan, the net realizable value of the collateral.

Smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans are evaluated for impairment at an aggregate portfolio level for each loan type. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon statistical analysis that, among other factors, includes analysis of historical delinquency and credit loss experience.

Under Indian GAAP, on the maturity or termination of the derivative contracts, any amount due from the counter party, if not collected within 90 days of the due date, is required to be reversed through income statement under Reserve Bank of India guidelines. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as individual credit exposures.

Allowances on performing loans

~~Under U.S. GAAP, the allowances on the performing portfolios are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established after considering historical and projected default rates and loss severities.~~
Under U.S. GAAP, allowances for credit losses on the performing loans are made under FASB Topic 450, “Contingencies”. The Bank estimates the unallocated allowance on commercial loans based on the internal credit slippage matrix and overall portfolio quality as determined by internal credit ratings. The internal credit slippage matrix reflects default rates historically observed by the

Bank and the internal credit ratings of exposures reflect current economic conditions and relevant risk factors.

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. Until November 2008, a general provision ranging from 0.25% to 2.0% was required across various portfolios of standard loans. In November 2008, the Reserve Bank of India changed the provisioning requirement for standard assets to a uniform rate of 0.4% for all standard assets except direct advances to agricultural and the Small and Medium Enterprise sectors, which continued to attract a provisioning requirement of 0.25%. The revised standards were effective prospectively, but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning requirement for standard assets in the commercial real estate sector to 1.0%. In March 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 1.0% on (i) loans for infrastructure projects where the date of commencement of commercial operation has been extended beyond two years, for the extended period beyond the two years; and (ii) for non-infrastructure loans where the date of commencement of commercial operations has been extended beyond six months from the original date of commencement of commercial operation, for the extended period beyond the six months. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan, after which the rates are reset at higher rates.”

23.	Please revise your future filings to provide a description of the risk characteristics of each portfolio segment. Refer to ASU 310-10-50-11B(a)(2).

Response: We propose to expand our disclosure on loans to include the risk characteristics of each portfolio segment substantially as set forth below.

“Commercial loans

Commercial loans comprise term loans and working capital facilities extended to corporate and other business entities. Commercial lending constitutes the largest category of the total loan portfolio.

Each commercial loan undergoes a detailed credit review process in accordance with the Bank’s credit policy. After disbursement, commercial loans are individually monitored and reviewed for any possible deterioration of the borrower’s ability to repay the loan. Term loans, including corporate finance and project finance loans, are typically secured by a first lien on the borrower’s fixed assets, which normally consist of property, plants, and equipment. Working capital facilities are typically secured by a first lien on the borrower’s current assets, which normally consist of inventory and receivables.

The overall economic condition affecting businesses impacts the Bank’s commercial loan portfolio. A prolonged slowdown in the Indian economy could adversely affect clients’ abilities to repay loans. In light of increasing international trade linkages, clients’ abilities to repay loans may also be negatively affected by adverse economic developments in the United States and other major economies. Unfavorable exchange rate movements may also increase clients’ debt burdens and adversely affect their abilities to repay loans.

Project financing term loans provided to the industrial and manufacturing sectors constitute a significant portion of the Bank’s commercial loan portfolio. Each client’s ability to repay these loans depends on the viability of the project financed which, in turn, depends on the timeliness of the project’s completion, the stability of government policies and changes in market demand.

Consumer loans

The Bank’s consumer loan portfolio comprises both secured loans and unsecured loans. Secured consumer loans constitute a significant majority of the Bank’s total consumer loan portfolio. Though the loans in the Bank’s secured loan portfolio are secured by first and exclusive liens on the assets financed, recoveries in case of default may be subject of delays up to several years, due to the protracted legal process in India. The challenge of collection, which is affected by the regulatory guidelines on collection practices, also affects recoveries. To mitigate risk, the Bank obtains direct debit mandates or post-dated checks on pre-specified dates for repayment of consumer installment loans.

Secured consumer loan portfolio

The Bank’s secured loan portfolio consists of mortgage loans, auto loans, commercial vehicle loans and other secured loans.

The Bank’s mortgage loan portfolio includes mortgage loans made to individuals and business entities. Typically, mortgage loans are secured by first and exclusive liens on the financed properties. Borrower default risk is mitigated by rigorous credit review procedures. The Banks’ mortgage loan portfolio risk is driven primarily by interest rate movement, the loan-to-value ratios of the loans in the portfolio, the nature of the borrowers’ employment (e.g., salaried or self-employed) and the borrowers’ income levels.

The Bank’s auto loan and commercial vehicle loan portfolios are also secured by first liens on the assets financed by the loans. Major factors affecting the performance of the auto loan portfolio include the nature of the borrowers’ employment, the borrowers’ income levels, the loan-to-value ratios of the loans in the portfolio and the nature of the use of the financed vehicles. The Bank’s commercial vehicle loan portfolio risk is largely driven by fuel price, rate of economic activity and borrowers’ characteristics.

Borrowers’ abilities to repay farm equipment loans depend on the agriculture in India which, in turn, depends on the timing of monsoons.

Unsecured consumer loan portfolio

The Bank’s unsecured loan portfolio includes personal loans and credit cards. General economic conditions and other factors such as changes in unemployment rates, economic growth rates and borrowers’ income levels impact this portfolio.”

24.
Please revise future filings to provide a description of the policy for charging off uncollectible financing receivables under US GAAP. In this regard, we note your disclosure beginning on page F-32; however, it appears that there may be some difference between your charge-off policies under Indian GAAP, which are recorded pursuant to RBI guidelines, and US GAAP, which are recorded when the loss is considered to be confirmed. Refer to ASU 310-10-50-11B(b).

Response: We refer to the discussion on allowance for loan losses in item 22 above. We will further enhance the discussion to include a description of the policy for charging off uncollectible financing receivables under U.S. GAAP. We propose to expand the disclosure substantially as set forth below.

“Under Indian GAAP, the RBI guidelines do not specify the conditions under which the assets may be written-off. We have internal policies for charge off of non-performing loans against loan loss allowances. Loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. Small-balance homogenous loans other than mortgage loans are charged off against allowances after predefined periods of delinquency. The same criteria are used for charge off of impaired loans under U.S. GAAP.”

c) Consolidation, page F-93

26.
Please refer to our previous comment 21 in our letter dated July 8, 2011. We note the additional detail included in your 2011 Form 20-F; however, it still remains unclear how all of the consolidation reconciling items are determined and the related drivers of the differences. For example, please expand your disclosure to add footnotes note describing that the line item “net reconciliation difference for insurance subsidiaries” consists of the total differences between US GAAP and Indian GAAP noted separately below for your life insurance and general insurance subsidiaries, and then discuss how the ultimate adjustment in the line item titled “profit/(loss) from insurance subsidiaries attributable to the Group” is arrived at. Additionally, given the significant profit/loss difference attributable to differences in the consolidation of your variable interest entities, please describe in further detail the drivers of the profit/loss differences caused by the consolidation of these entities and explain any amounts that may be attributable to the minority interest holders in these structures.

Response:

(a)              In our filing for fiscal 2011, we had included a tabular presentation of the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP. We propose to further enhance this disclosure to include the required footnotes substantially as set forth below.

“The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.
Rupees in million
Reconciling items	Year ended March 31,
	2009	2010	2011
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	(7,089.1)	12,424.1	5,324.2
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	(7,560.7)	4,019.0	7,272.8
Net reconciliation difference for insurance subsidiaries(1)	471.6	8,405.1	(1,948.6)

Profit/(loss) from insurance subsidiaries attributable to the Group(2)	341.0	6,126.7	(1,340.9)
Profit/(loss) equity affiliates and majority owned subsidiaries	798.5	496.1	345.1
Profit/(loss) consolidation of variable interest entities costs and special purpose entities(3)	–	(22.7)	4,408.6
Total differences in consolidation	1,139.5	6,600.1	3,412.8

(1)	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance and general insurance subsidiaries, as noted separately below.
(2)
Represents the Group’s share of profit/(loss) in “Net reconciliation difference for insurance subsidiaries” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the insurance subsidiaries. As such, only a portion of “Net reconciliation difference for insurance subsidiaries” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from insurance subsidiaries attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance subsidiary and for general insurance subsidiary are discussed separately below.

(3)	Does not include any amount that is attributable to non-controlling interest holders.”

(b)         With respect to the profit/loss difference attributable to differences in the consolidation of variable interest entities, we propose to expand our disclosure substantially as set forth below.

“Variable Interest Entities (VIEs)

The Bank has applied FASB ASC Subtopic 810-10, “Consolidation – Overall” to consolidate certain variable interest entities. The Bank has consolidated certain qualified special purpose entities used for securitization transactions, effective April 1, 2010 on adoption of FAS 167 (codified within ASC 810-10). Upon consolidation, the assets of the QSPEs were incorporated into the Bank’s loan portfolio and the amounts received from the investors were accounted for as borrowings. Under U.S. GAAP, the Bank accounts for the allowance for loan losses on these loans based on estimated probable losses.

Under Indian GAAP, securitized assets are derecognized from the Bank’s books. As such, with respect to securitization transactions entered into before February 1, 2006, the Bank accounted for any profits or losses arising from securitization upfront at the time of securitization. However, in accordance with RBI guidelines for securitization, for securitization transactions entered into after February 1, 2006, the Bank accounted for any losses immediately at the time of securitization but amortized any profits over the life of the securities issued or to be issued by the QSPEs. The Bank also provides credit enhancement to the QSPEs against delinquencies on securitized assets. Under Indian GAAP, effective February 1, 2006, the recognition of losses is based on the extent of utilisation of credit enhancement extended to QSPEs.

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP. As such, at April 1, 2010, the Bank reduced its retained earnings by Rs. 8,320.4 million as part of the transitional adjustment for consolidation of these trusts under U.S. GAAP, primarily to reverse gain it had recognized in earlier years.

The Bank did not, however, need to adjust under Indian GAAP because these trusts were not consolidated under Indian GAAP. During fiscal 2011, the Bank also recognized a gain of Rs. 4,529.9 million under U.S. GAAP, but not under Indian GAAP. This was a result of the Bank recognizing larger loan losses under Indian GAAP than under U.S. GAAP in fiscal 2011 because the Bank had made higher provisions and recognized lower profits under U.S. GAAP in earlier years. However, the cumulative impact of securitization accounting under U.S. GAAP continues to result in lower stockholder’s equity as compared to Indian GAAP as of March 31, 2011.

The Bank has also extended guarantee facilities to overseas entities, to enable borrowing for secondary market purchase of Foreign Currency Convertible Bonds (FCCBs) issued by Indian companies, in accordance with the contractual terms. These entities pay fees/guarantee commissions, including certain fees linked to sale/redemption value of these FCCBs, to the Bank. The Bank has recorded a loss of Rs. 121.3 million under U.S. GAAP during fiscal 2011 due to consolidation of these VIEs.”

d) Valuation of debt and equity securities, page F-98

28.
We note your disclosure regarding the various reconciling items relating to trading, available for sale and held to maturity investment classifications. Please revise your disclosure in future filings to provide the following disclosures:

•
Clarify whether you classify any investment securities as trading for US GAAP purposes. If so, please revise your disclosures to provide the balance of each type of security accounted for as trading under US GAAP.

•	Please revise to provide the balance of amortized cost, gross unrealized gain, gross unrealized loss and fair value for each type of available for sale security. Refer to ASC 320-10-50-2.

Response: We propose to add separate tabular presentations of trading and available for sale securities for fiscal 2011 and 2012, substantially as set forth below.

“We classify our investments into held for trading and available for sale under U.S. GAAP.

The following table sets forth the portfolio of investments classified as held for trading:
Rupees in millions
At March 31, 20xx
Debt securities
Government securities	●
Other debt securities	●
Total debt securities	●
Equity shares	●
Mutual funds	●
Total	●

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

Rupees in millions
At March 31, 20xx
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	●	●	●	●
Government securities	●	●	●	●
Other securities	●	●	●	●
Total debt securities	●	●	●	●
Equity securities	●	●	●	●
Other securities	●	●	●	●
Total	●	●	●	●

The Group’s investment portfolio also contains investments held by its venture capital subsidiaries and investments in non-readily marketable securities and affiliates. The fair value of investments held by venture capital subsidiaries was Rs. ● million and Rs. ● million at March 31, 2012 and March 31, 2011 respectively. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and affiliates was Rs. ● million and Rs. ● million at March 31, 2012 and March 31, 2011 respectively.”

29.
You appear to have more than one factor driving the reconciling items related to the valuation of debt and equity securities. For example, there appear to be differences in accounting for unrealized gains and losses, differences in classification of securities and differences in accounting for the purchase and sale of securities. Please revise your disclosures in future filings to separately quantify each individual item that drives the total reconciling item reported in your schedule on page F-87.

Response: We propose to expand our disclosure on reconciling items relating to valuation of debt and equity securities substantially as set forth below.

“The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rs. in millions
Particulars	Fiscal 2010	Fiscal 2011	Fiscal 2012
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	(2,841.6)	2,793.4	●
Other than temporary impairment on AFS securities under U.S. GAAP	(406.1)	(4,009.5)	●
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	778.3	(220.9)	●
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	(4,343.5)	(2,811.1)	●
Others	1,420.5	463.3	●
Total	(5,392.4)	(3,784.8)	●

21. Notes under US GAAP, page F-101

31.
Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, etc.) for each loan portfolio segment under US GAAP. Refer to ASC 310-10-50-11B(g) and (h).

Response: We propose to add the tabular presentation of allowance for loan losses under U.S. GAAP for fiscal 2011 and fiscal 2012, substantially as set forth below.

“Allowance for loan losses on impaired loans, including restructured loans

The following table sets forth the closing balance in allowance for loan losses for restructured loans and recorded financing receivables as of March 31, 20xx.

Rupees in millions
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	●	●	●	●
Allowance for loan losses: collectively evaluated for impairment	●	●	●	●
Allowance for loan losses: loan acquired with deteriorated credit quality	●	●	●	●
Total	●	●	●	●
Recorded financing receivables
Individually evaluated for impairment	●	●	●	●
Collectively evaluated for impairment	●	●	●	●
Loan acquired with deteriorated credit quality	●	●	●	●
Total	●	●	●	●

The following table sets forth the closing balance in allowance for loan losses for other impaired loans and recorded financing receivables as of March 31, 20xx.

Rupees in millions
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	●	●	●	●
Allowance for loan losses: collectively evaluated for impairment	●	●	●	●
Allowance for loan losses: loan acquired with deteriorated credit quality	●	●	●	●
Total	●	●	●	●
Recorded financing receivables
Individually evaluated for impairment	●	●	●	●
Collectively evaluated for impairment	●	●	●	●
Loan acquired with deteriorated credit quality	●	●	●	●
Total	●	●	●	●

32.
Please revise future filings to disclose your recorded investment in impaired loans under US GAAP, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance as well as the amount of that recorded investment for which there is no related allowance for credit losses. Refer to ASC 310-10-50-15(a)(3) and (4).

Response: We propose to add the tabular presentation of recorded investment in impaired loans under U.S. GAAP for fiscal 2011 and fiscal 2012, substantially as set forth below.

“Impaired loans, including restructured loans

The following table sets forth the recorded investment in restructured loans as of March 31, 20xx.
 Rupees in million
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	●	●	●	●
Consumer loans	●	●	●	●
Lease financing	●	●	●	●
Total	●	●	●	●

The following table sets forth the recorded investment in other impaired loans as of March 31, 20xx.

 Rupees in million
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	●	●	●	●
Consumer loans	●	●	●	●
Lease financing	●	●	●	●
Total	●	●	●	●

33.
We note your discussion of credit quality indicators on page F-69, which includes three categories: Above BBB-, below BBB- and unrated. We also note your disclosure on page 57 that you have “twelve ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8.” Given the broad range of loans included within each of your disclosed categories, please revise your future filings to disaggregate these indicators further. For example, as of March 31, 2011, you have classified 86% of your loans as investment grade. However, investors would likely consider loans classified as AAA or AA loans quite differently than loans classified as BBB. Therefore, please revise to disaggregate these indicators further and describe how each disclosed category relates to the likelihood of loss. Please refer to the guidance in ASC 310-10-50-29 and ASC 310-10-50-30.

Response: We propose to amend our disclosure on internal rating grades and credit quality indicators substantially as set forth below.

“The Group has a comprehensive framework for monitoring the credit quality of its corporate and retail loans based on internal ratings. For a majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

The following table sets forth a description of the Group’s internal rating grades and the likelihood of loss associated with each rating grade:

Grade	Definition
(I) Investment grade ~~(Internal ratings of BBB- and above)~~	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, S1-S4, 1, 2A-C	Entities/obligations are judged to offer high safety with regard to timely payment of financial obligations.
A+, A, A-, S5-S7, 3A-C	Entities/obligations are judged to offer an adequate degree of safety with regard to timely payment of financial obligations.
BBB+, BBB and BBB-,S8, 4A-C	Entities/obligations are judged to offer moderate safety with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, 5, 6) ~~Non-investment grade (Internal ratings of below BBB-)~~
Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations. ~~An adverse change in circumstances is likely to lead to inadequate capacity to make payment on financial obligations.~~

The following table sets forth credit quality indicators of net loans at the year ended March 31, 2011.
Rupees in million
Rating grades
Investment grade	2,205,893.2
AAA, AA+, AA, AA-, S1-S4, 1, 2 A-C	737,875.2
A+, A, A-, S5-S7, 3 A-C	727,321.5
BBB+, BBB and BBB-, S8, 4 A-C	740,696.5
Below investment grade	232,118.1
Unrated (1)	122,181.8
Net loans	2,560,193.1

1.	Includes loans of Rs. 53,973.2 million, acquired from Bank of Rajasthan as Bank of Rajasthan used a different rating methodology.

B. Requested Responses to Comments in June 1, 2012 Letter

Consolidated Financial Statements, page F-1
Schedules forming part of the Consolidated Accounts, page F-20
Schedule 18: Notes Forming Part of the Accounts, page F-30
16. Segmental Information, page F-77

2. Please refer to our previous comment 19. We note your response; however it remains unclear why you allocate interest revenue and expense to the segments but do not reflect the segments’ assets and liabilities on a basis consistent with how you allocated the revenues and expenses. Please tell us and revise your future filings to explain the reasons for allocating interest income and expense but not the related assets and liabilities, discuss how management uses this information to manage the segments, and discuss why management considers this method of allocation useful. As part of your response, please provide us with a draft of your proposed disclosure revisions that clearly identifies new or revised disclosures.

Response: In our previous response, we had stated that the measure of revenue presented in our disclosure includes the impact of interest income or expense allocated by the central treasury unit to the other segments for the transfer priced funds. However, the assets and liabilities presented in our disclosure are external assets and liabilities and do not include the transactions with the central treasury unit. We consider the disclosure of segment assets and liabilities in this manner to be more useful because it gives information to the reader about the share of assets and liabilities of each segment in the total assets and liabilities of the Bank. The profile of external assets and external liabilities of a business segment may significantly differ from the profile of external assets and external liabilities of other segments. For example, the nature and risks of external liabilities of retail banking are quite different from the nature and risks of external liabilities of wholesale banking and we believe that disclosure of external liabilities provides investors useful information. For the same reason, this information is also useful to management in assessing the business performance of the respective segments. We believe that adding the internal assets (transfer priced to central treasury unit) to external assets, and adding internal liabilities (transfer priced from central treasury unit) to external liabilities, will inflate both line items and impair the usefulness of the information to investors.

However, we note that a measure of revenue which corresponds to external assets and external liabilities would be useful to investors. Accordingly, in our future filings, we propose to additionally include the external revenues and revenue from transfer pricing on external liabilities in our presentation of segment information. Hence, the revenue line item will be presented as:

a.	External revenue	xxxx
b.	Revenue from transfer pricing on external liabilities	xxxx
	Total Revenue	xxxx

20. Differences between Indian GAAP and US GAAP, page F-87
2. Stockholders’ equity reconciliation, page F-88
a) Allowance for Loan Losses, page F-89

3. Please refer to our previous comment 25. We note your response; however it remains unclear how you determined the additional loan losses on the portfolio acquired from the erstwhile Bank of Rajasthan in excess of the credit losses included in your expected future cash flows of these loans upon purchase was determined. Please address the following:

•             Clarify whether your estimate of expected future cash flows used to determine the fair value of the purchased loans included consideration of reduced cash flows due to expected credit loss. If so, please tell us the factors considered or events that occurred subsequent to purchase that caused you to conclude that your original assumptions of projected default rates and loss severities for these loans were no longer representative of the credit loss inherent in the loans at the reporting date. If not, please tell us why not.

•             Discuss whether you evaluate the purchased loans from the Bank of Rajasthan as separate pools of loans. If not, please tell us why not given that these loans were recorded at the present value of expected cash flows, which should include a measure of expected credit losses and therefore have a different risk of credit loss at the reporting date than your originated loan portfolio.

Response: As required by ASC Topic 805, the fair value of the acquired loans from erstwhile Bank of Rajasthan was determined in accordance with ASC Topic 820, which was based on a market participant’s approach of a price that would be received to sell the loans on the acquisition date. This valuation of loans acquired was based on present value measurement of the estimate of expected future cash flows from these loans. The estimate of future cash flows included an assessment of possible variations in the amount and/or timing of the cash flows due to credit losses. Such assessment included factors such as individual analysis of significant loans, availability of collateral for the loans and credit standing of the borrowers. Based on this analysis, no significant credit risk adjustments were found necessary to the recorded amounts of performing loans. The expected cash flows were discounted at the then current market rates.

Subsequently at each reporting date, the Bank makes allowances on its performing portfolios (including those acquired from erstwhile Bank of Rajasthan) in accordance with ASC Topic 450, based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established by the Bank as per its internal methodology after considering historical and projected default rates and loss severities. This methodology and the inputs used for calculation of the allowances on performing loans are specific to ICICI Bank, as opposed to the market participants approach used on the loans acquired from erstwhile Bank of Rajasthan at the acquisition date.

The loans acquired from erstwhile Bank of Rajasthan were not considered as separate pools of loans for purposes of evaluating the allowance for loan losses under US GAAP at March 31, 2011, but as part of the Bank’s overall loan portfolio. For calculating the allowances on performing portfolios as per the internal methodology, the Bank estimates the historical and projected default rates for different rating distributions in its loans portfolio. As discussed on page F-92 of our 20-F for fiscal 2011, the loans acquired from erstwhile Bank of Rajasthan were not yet assigned ratings at March 31, 2011 based on the internal framework of the Bank. As such, for calculation of allowance for performing loans at March 31, 2011, the same internal estimates of historical and projected default rates and loss severities were applied to these loans, as applicable to other unrated loans. Since, the Bank makes higher provisions under U.S. GAAP on its unrated loans, the collective provision on these loans was computed at higher levels. This higher provision did not result from a change in the original assumptions of projected default rates and loss severities for these loans subsequent to the date of purchase, but was due to perceived conceptual differences between the estimates of impact of credit risk in the calculation of fair value at the acquisition date and the subsequent provisioning for performing loans under ASC Topic 450 in accordance with the pre-existing internal methodology of the Bank.

Accordingly in our view, to have adjusted the fair value which was determined using market participant assumptions at the earlier acquisition date, by applying internally developed incurred loss estimates (which would have increased both goodwill and amortizable discount on the loans acquired) would not have been in accordance with the spirit of ASC Topics 805 and 820. It may further be noted that the additional allowance made at March 31, 2011 in accordance with ASC Topic 450 for these loans was less than 3% of profit before tax for fiscal 2011.

4.
We note your response to our previous comment 27. It is still not entirely clear to us how you account for your transactions with the Reserve Bank of India under the Liquidity Adjustment Facility. For example, you describe a two-step process, but it is not clear when the second step takes place in relation to the first step. Additionally, it is not entirely clear how interest income and interest expense would be the same under Indian GAAP and U.S. GAAP unless each time you enter into a repurchase agreement with the Reserve Bank of India you also enter into a reverse repurchase agreement with the Reserve Bank of India for an equal amount. Please advise, and provide example disclosure that you would propose to include in future filings to clarify how these transactions are recorded.

Response: We refer to our response to previous comment 27. We also refer to the disclosure on “Repurchase transactions” on page F-64 in our 20-F of fiscal 2011.

The second step involves repurchasing securities sold under a repurchase transaction and selling securities under a reverse repurchase transaction. These transactions are generally of a very short tenure. The second step occurs at maturity, which is usually the next business day after the first step. The agreement for the second step, which is the reversal of the first step, is entered into concurrently with the agreement for the first step. Further, under Liquidity Adjustment Facility transactions, the original transferor of the securities (borrower of funds) continues to receive coupon payments on the securities, even during the Liquidity Adjustment Facility period. The original transferor (borrower) pays the agreed upon interest for Liquidity Adjustment Facility transaction to the original transferee (lender). As mentioned in our response to the previous comment 27, these Liquidity Adjustment Facility transactions satisfy all the conditions specified in paragraph 860-10-40-24, which precludes sale accounting for these transactions. Accordingly, these transactions receive treatment as secured borrowing and lending under U.S. GAAP, in accordance with paragraph 860-10-40-23. Hence, the interest income and interest expense are the same under both Indian GAAP and U.S. GAAP.

During fiscal 2012, we have changed our accounting for Liquidity Adjustment Facility transactions under Indian GAAP and have aligned it with the accounting treatment of other market repurchase and reverse repurchase transactions. Accordingly, these transactions are now accounted for as borrowing / lending transactions under Indian GAAP. We propose to revise our disclosure substantially as set forth below.

“The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with banks and other financial institutions as counterparties. Repurchase transactions and reverse repurchase transactions are each two-step transactions. ~~Till March 31, 2010, in accordance with the Reserve Bank of India guidelines, in the first step of a repurchase transaction,~~ In both types of transactions, the agreements for the first and the second steps are entered into concurrently.

Until March 31, 2010, the Group removed securities from its investment portfolio by selling them to banks or financial institutions in the first step of a repurchase transaction, in accordance with the Reserve Bank of India guidelines. The second step of a repurchase transaction entailed “reversing” the first step by repurchasing the sold securities. In the first step of a reverse repurchase transaction, by contrast, the securities were added to the Group’s investment portfolio by purchasing securities from banks or financial institutions. The second step of a ~~repurchase transaction or a~~ reverse repurchase transaction ~~involved the “reversal” of the first step. In the case of repurchase transactions, the second step involved repurchasing the sold securities and in the case of reverse repurchase transactions, the second step involved~~entailed “reversing” the first step by selling the purchased securities.

Under the Reserve Bank of India guidelines, the original transferor of the securities (borrower of funds) continued to receive coupon payments on the securities, even while the repurchase transaction was open. The original transferor (borrower of funds) paid the agreed upon interest to the original transferee (lender of funds). Accordingly, upon completion of the second step, the net income impact of a repurchase transaction was recognition of interest expense in accordance with the terms of the repurchase agreement, whereas the net income impact of a reverse repurchase transaction was recognition of interest income in accordance with the terms of the reverse repurchase agreement.

From April 1, 2010, the Reserve Bank of India changed the guidelines for transactions with banks and financial institutions (other than transactions made by the Bank under the Liquidity Adjustment Facility with the Reserve Bank of India). These non-Liquidity Adjustment Facility transactions are now treated as secured borrowings and lendings. For the last three months of fiscal 2012 (i.e., through March 31, 2012) the repurchase and reverse repurchase transactions with the Reserve Bank of India under the Liquidity Adjustment Facility are also accounted for as secured borrowings and lendings.

At March 31, 2012, outstanding borrowings under repurchase transactions with other banks and financial institutions amounted to Rs. 24,247.2 million (March 31, 2011: Rs. 21,897.1 million) and the outstanding lendings under reverse repurchase transactions with other banks and financial institutions amounted to Rs. 6,891.2 million (March 31, 2011: Rs. 124.0 million). At March 31, 2012, outstanding borrowings under Liquidity Adjustment Facility with the Reserve Bank of India amounted to Rs. 176,400.0 million (securities sold at March 31, 2011: Rs. 105,500.0 million) and the outstanding lendings under the Liquidity Adjustment Facility with Reserve Bank of India amounted to nil (securities purchased at March 31, 2011: nil).

During fiscal 2012, average borrowings under repurchase transactions with other banks and financial institutions amounted to Rs. 44,336.3 million (March 31, 2011: Rs. 57,466.3 million) and average lendings under reverse repurchase transactions with other banks and financial institutions amounted to Rs. 1,399.4 million (March 31, 2011: Rs. 2,006.9 million). During fiscal 2012, average borrowings under the Liquidity Adjustment Facility with the Reserve Bank of India amounted to Rs. 47,038.9 million (March 31, 2011: Rs. 43,330.1 million) and lending amounted to Rs. 1,432.8 million (March 31, 2011: Rs. 5,004.1 million).”

*           *           *

ICICI Bank Limited hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22- 2653-6157 (rakesh.jha@icicibank.com) or Margaret E. Tahyar at (212) 450-4379 (margaret.tahyar@davispolk.com).

Sincerely yours,

/s/ Rakesh Jha
Rakesh Jha Deputy Chief Financial Officer

cc:	Akeel Master, KPMG Margaret E. Tahyar, Esq., Davis Polk & Wardwell